Exhibit (a)(1)(E)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Innotrac Corporation
at
$8.20 Net Per Share
by
Blue Eagle Acquisition Sub, Inc.
a wholly-owned subsidiary of
Blue Eagle Holdings, L.P.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY
TIME, ON FRIDAY, JANUARY 3, 2014, UNLESS THE OFFER IS EXTENDED.
December 4, 2013
To Our Clients:
Enclosed for your information is an Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), relating to the offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.10 (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a price of $8.20 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer.
A special committee of Innotrac’s board of directors comprised solely of independent directors (the “Special Committee”) unanimously recommended to the board of directors of Innotrac that the board, and Innotrac’s board of directors, on the basis of such recommendation by the Special Committee, did unanimously (other than Innotrac’s Chairman of the Board, President and Chief Executive Officer, Scott D. Dorfman, who abstained) (1) determine that it is in the best interests of Innotrac and its shareholders, and declare it advisable, to enter into the Merger Agreement (as defined below), (2) approve the execution, delivery and performance by Innotrac of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below), (3) recommend that the shareholders tender their Shares in the Offer, and (4) recommend, in the event the Offer is terminated or Purchaser does not acquire at least 90% of the outstanding Shares through the Offer (including through the Contribution (as defined below) and any exercise of the Top-Up Option (as defined in the Merger Agreement), that shareholders adopt the Merger Agreement and approve the Merger.
We are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.
We request instructions as to whether you wish to tender any or all of the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.
Your attention is directed to the following:
1.
  The Offer Price is $8.20 per Share, without interest thereon and less any applicable withholding, upon the terms and subject to the conditions of the Offer.
2.
  The Offer is being made for all issued and outstanding Shares.
3.
  The Offer is not subject to any financing condition. Consummation of the Offer is conditioned upon (i) there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares (which necessarily will not include the Covered Shares (as defined below) because Mr. Dorfman and related shareholders, who own the Covered Shares, have agreed not to tender them) that represents at least a majority of the Shares outstanding on a fully-diluted basis (assuming the issuance of all Shares that may be issued in respect of outstanding stock options) as of the expiration of the Offer, excluding the Shares beneficially owned by Mr. Dorfman, (ii) there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares that, together with the Covered Shares, represents at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer, (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) other customary conditions as described in the Offer to Purchase under the heading “The Offer — Section 11. Conditions of the Offer.” For purposes hereof, “Covered Shares” means the Shares owned by Mr. Dorfman and related shareholders that are subject to the Contribution and Support Agreement to which Mr. Dorfman and such related shareholders are party with Parent. Purchaser and Parent understand, based upon information provided by Mr. Dorfman, that the Covered Shares are deemed to be beneficially owned by Mr. Dorfman and represent all of the outstanding Shares beneficially owned by Mr. Dorfman.
4.
  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 14, 2013, among Parent, Purchaser and Innotrac (the “Merger Agreement”), under which after completion of the Offer and the satisfaction or waiver of certain conditions, including, if required, a vote of Innotrac’s shareholders, Purchaser will be merged with and into Innotrac and Innotrac will be the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each issued and outstanding Share (other than Shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the Georgia Business Corporations Code) that was not tendered in the Offer will, at the effective time of the Merger, convert into the right to receive from Purchaser the Offer Price per share in cash, without interest and less any applicable withholding tax.
In connection with the Merger, Mr. Dorfman and related shareholders of Innotrac have entered into a Contribution and Support Agreement with Parent, pursuant to which such shareholders have agreed, subject to the terms and conditions of such agreement, to become limited partners of Parent and to contribute the Covered Shares to Parent. Immediately following such contribution, (1) Mr. Dorfman and the related shareholders have agreed to sell to Sterling Capital Partners IV, L.P. and SCP IV Parallel, L.P., an investment fund affiliated with Sterling Capital Partners IV, L.P., an aggregate of 32,883.62 preferred units in Parent acquired pursuant to such agreement, for an aggregate purchase price payable to Mr. Dorfman and the related shareholders of approximately $32.9 million (i.e., the amount that such shareholders would have received had they tendered 70% of their Shares in the Offer at $8.20 per Share), and (2) Parent will contribute the Covered Shares to Purchaser as a contribution to the capital of Purchaser (the contribution by Mr. Dorfman and related shareholders of the Covered Shares to Parent, together with the contribution by Parent of the Covered Shares to Purchaser, being referred to herein as the “Contribution”).
5.
  The Offer and withdrawal rights will expire at 6:00 P.M., New York City time, on Friday, January 3, 2014, unless the Offer is extended.
6.
  Any transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.
If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us in the enclosed envelope the instruction form enclosed herein. Please forward your instructions to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) of

(a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or book-entry confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
Purchaser is making the Offer to all holders of Shares other than Innotrac. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Instructions with Respect to the
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Innotrac Corporation
at
$8.20 Net Per Share
by
Blue Eagle Acquisition Sub, Inc.
a wholly-owned subsidiary of
Blue Eagle Holdings, L.P.
The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), in connection with the offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.10 (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a price of $8.20 per Share, payable net to the seller in cash, without interest and less applicable withholding, upon the terms and conditions set forth in the Offer.
This will instruct you to tender the number of Shares indicated on the reverse (or if no number is indicated on the reverse, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.
The undersigned understands and acknowledges that all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding, subject to the right of any such party to dispute such determination in a court of competent jurisdiction.

Number of Shares to Be Tendered: Shares*
Sign Below
Account Number: ___________________________	Signature(s): _______________________________
Dated: _______________________________ , 20__	_______________________________

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* Unless otherwise indicated, you are deemed to have instructed us to tender all Shares held by us for your account.

Please return this form to the brokerage firm or other nominee maintaining your account.